United States securities and exchange commission logo





                              January 24, 2023

       James Westmoreland
       Chief Executive Officer
       Daybreak Oil and Gas, Inc.
       1414 S. Friendswood Dr., Suite 212
       Friendswood, TX 77546

                                                        Re: Daybreak Oil and
Gas, Inc.
                                                            Form 10-K for the
Fiscal Year Ended February 28, 2022
                                                            Filed June 15, 2022
                                                            Form 10-Q for the
Quarterly Period Ended August 31, 2022
                                                            Filed October 28,
2022
                                                            File No. 000-50107

       Dear James Westmoreland:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended February 28, 2022

       Properties
       Reserves, page 23

   1. Please expand your discussion to explain why there are no natural gas reserves associated with the disclosure of
oil reserves as of February 28, 2022 and 2021. Refer to FASB ASC
                                                        932-235-50-10.
   2. We note disclosure indicating there are 273,265 Bbls of proved undeveloped oil reserves as of February 28, 2022
that have remained undeveloped for a period greater than five years. The reasons that
you identify for the extended period for conversion in your
                                                        discussion on page 25
(e.g. depressed crude oil and natural gas prices and a lack of capital available for
drilling), do not appear to support the reserve characterization when the
 James Westmoreland
FirstName  LastNameJames
Daybreak Oil  and Gas, Inc. Westmoreland
Comapany
January 24,NameDaybreak
            2023           Oil and Gas, Inc.
January
Page 2 24, 2023 Page 2
FirstName LastName
         period required for conversion is longer than five years.

         Based on your current financial condition, lack of capital available for drilling and going concern audit opinion, it is unclear that you have the financing as of February 28, 2022 necessary to develop your undeveloped reserves at this time.

         Please refer to Rule 4-10(a)(26) regarding the requirement to have the financing required to implement the project, Rule 4-10(a)(31)(ii) of Regulation S-X and
Item 1203(d) of
         Regulation S-K regarding the requirement to have an adopted development plan indicting your undeveloped reserves are scheduled to be drilled within five years of initial disclosure as proved reserves, and question 131.03 in our Compliance and Disclosure
         Interpretations (C&DIs) regarding the specific circumstance that justify a period longer than five years to begin development of your reserves and explain to us your rationale for continuing to disclose these undeveloped reserves as proved reserves. Gross and Net Acreage, page 27

3.       Please expand your disclosure of    Gross and Net Acreage    and
Undeveloped Acreage
         Expirations    to include the acreage amounts attributable to the oil
and gas properties
         located in Michigan. Refer to Item 1208 of Regulation S-K.
Notes to Financial Statements
Note 17-Supplemental Information for Crude Oil and Producing Activitis
(Unaudited)
Proved Reserves, page 73

4. We note your explanation for the changes that occurred in total proved reserves indicates that the change attributed to discoveries and extensions for fiscal 2022 resulted from additional PUD locations being added due to higher oil prices. However, we believe that such additions resulting from a change in economic factors should be categorized as revisions of previous estimates, rather than discoveries and extensions, based on the guidance in subparagraph (a) and (d) of FASB ASC 932-235-50-5.

         Under this guidance, discoveries and extensions relate to an extension of the proved acreage of previously discovered (old) reservoirs through additional drilling in periods subsequent to discovery. Please revise the classifications within your reconciliation and the associated narratives here and elsewhere on page 45 accordingly.

         This comment also applies to the reconciliation and the associated narrative relating to the changes that occurred in proved undeveloped reserves presented on page 24.
Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas
Reserves,, page 74

5. We note disclosure on page 75 indicating the future production and development costs shown in the calculation of the standardized measure include dismantlement and restoration expenses; however, disclosure on page 3 of Exhibit 99.1, which presents
 James Westmoreland
FirstName  LastNameJames
Daybreak Oil  and Gas, Inc. Westmoreland
Comapany
January 24,NameDaybreak
            2023           Oil and Gas, Inc.
January
Page 3 24, 2023 Page 3
FirstName LastName
         identical estimates of discounted future net cash flows as presented on page 74 for the year ended February 28, 2022, states neither the plug and abandonment costs nor salvage was considered in the evaluation.

         If the abandonment costs, including such costs related to your proved undeveloped locations, have not been included for each of the periods presented, e.g. as of February 28,
         2022 and 2021, respectively, please explain to us your rationale for excluding these costs from your calculation of the standardized measure. Refer to FASB ASC 932-235-50-36.
Exhibits

6. The reserve report, filed as Exhibit 99.1, does not appear to include the disclosure required by Item 1202(a)(8)(viii) of Regulation S-K, includes references to certain attachments presenting a copy of the applicable SEC oil and gas reserves
definitions for    Proved
         reserves are not attached to the report as stated on page 2, and includes disclosure relating to the inclusion of the cost to abandon the proved properties on page 3 that appears to be inconsistent with comparable disclosure on page 75 of Form 10-K. Please obtain and file a revised reserves report to address each of these points.
Form 10-Q for the Quarterly Period Ended August 31, 2022

Note 5 - Acquisition, page 9

7. We note that as a result of the closings of the equity exchange and the capital raise that led to the Reabold Acquisition, a change in control of Daybreak had occurred, in that more than 50% of the issued and outstanding shares of common stock of Daybreak are now held by persons other than the shareholders of Daybreak immediately prior to the closings of the transactions. Tell us how you identified the accounting acquiror in accordance with
         ASC 805.
8. Please tell us how you considered the guidance in Rule 8-04 of Regulation S-X in assessing whether audited financial statements of Reabold should be provided. Also tell us how you considered the guidance in Rule 8-05 of Regulation S-X as to whether pro forma financial information reflecting this acquisition should be provided.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 James Westmoreland
Daybreak Oil and Gas, Inc.
January 24, 2023
Page 4

       You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Gus Rodriguez,
Branch Chief at (202) 551-3752, or John Hodgin, Petroleum Engineer at (202) 551-3699 with any questions.



FirstName LastNameJames Westmoreland                    Sincerely,
Comapany NameDaybreak Oil and Gas, Inc.
                                                        Division of Corporation
Finance
January 24, 2023 Page 4                                 Office of Energy &
Transportation
FirstName LastName